Atmus Filtration Technologies Inc.

26 Century Boulevard

Nashville, Tennessee 37214

March 31, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.
Washington, D.C. 20549

Attention: Jeff Gordon, Erin Donahue

Re:	Atmus Filtration Technologies Inc.
Registration Statement on Form S-1
Filed February 21, 2023
File No. 333-269894

Ladies and Gentlemen:

This letter sets forth responses of Atmus Filtration Technologies Inc. (the “Company” or “we”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 17, 2023, with respect to Registration Statement on Form S-1 filed with the Commission on February 21, 2023 (the “Registration Statement”).

The text of the Staff’s comments have been included in this letter for your convenience, and the Company’s responses to the comments have been provided immediately thereafter.

In addition, the Company has revised the Registration Statement in response to the Staff's comments, which is filed on Amendment No. 1 to Form S-1 with the Commission today (the "Amendment No. 1"). Page numbers in the Company’s responses to the comments below correspond to the page numbers in the Amendment No. 1. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-1 Filed February 21, 2023

The Underwriting and the Debt-for-Equity Exchange, page 8

1.	Staff’s comment: Please discuss in greater detail the nature of the debt that is being exchanged for shares of common stock. Identify each party who holds the debt and the amount they hold.

Response:

The Company acknowledges the Staff’s comment and we have revised our disclosures on page 8 of the Registration Statement. We have included the revised disclosure below for ease of reference.

“The Underwriting and the Debt-for-Equity Exchange

Instead of selling shares of our common stock directly to the underwriters for cash, Cummins will first exchange the shares of our common stock to be sold in this offering with J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC, which we refer to, in such role, as the “debt-for-equity exchange parties,” for short term indebtedness in the form of commercial paper to be issued by, or a loan made to, Cummins prior to the pricing of this offering. The indebtedness will be held 50% and 50% by J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC, respectively”

Unaudited Pro Forma Combined Financial Information

Unaudited Pro Forma Combined Balance Sheet, page 56

2.

Staff’s comment: Please tell us what the $110 million pro forma adjustment to cash and cash equivalents specifically represents. Also ensure that you separately quantify the individual components of pro forma adjustment 2(g) on a gross basis once the amounts are finalized. Finally, considering the disclosures throughout your filing indicate you will not receive any proceeds from the offering, tell us why you reference net proceeds related to an assumed initial public offering on page 53.

Response:

The Company acknowledges the Staff’s comment. Pro Forma adjustment 2(g) on page [58] of the Registration Statement will be updated to reference the gross balance of each individual component listed, once known.

The $110 million pro forma adjustment to cash and cash equivalents represents the targeted amount of cash that the Company and its subsidiaries will have upon completion of the offering. The actual amount of cash to be retained by us will be an amount to be determined by Cummins shortly before the pricing of the offering.

References to "Net Proceeds" from the offering on page 54 of the Registration Statement have been deleted.

Non-GAAP Measures, page 69

3.	Staff’s comment: We note that your Adjusted EBITDA calculation removes "one-time separation costs." Please tell us and disclose in sufficient detail the nature of the items included within this adjustment. In addition, explain to us how these costs do not represent normal cash operating expenses necessary to operate your business. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response:

The Company acknowledges the Staff’s comment and we have added footnote (a) to the reconciliation table on page 71 of the Registration Statement. We have included the footnote below for your ease of reference.

“(a) Primarily comprised of one-time expenses for consulting services in connection with establishing Atmus as a stand-alone public company:

Information Technology	$5.0
Human Resources	2.3
All Other	1.7
	$9.0	”

The Company believes that these adjustments do not result in a non-GAAP measure that is misleading because items described as “one-time separation costs” are costs that are needed to establish Atmus as a stand-alone public company, but will not be recurring costs to operate the business. Consulting services received for establishing benefit plans and information technology system solutions are two of the largest costs. These costs are not considered normal cash operating expenses as they are unique to the establishment of the Company, and will not recur. For example, the establishment of benefit plans will only occur at the time of separation. Any future costs incurred to revise or restructure benefit plans would be considered an on-going cost of operating the business, and would not be excluded. Similarly, information technology systems solution costs will occur only at the time of separation as we look to establish the information technology architecture needed to run the business (human resource systems, planning systems, order entry systems, e-mail systems, etc., as well as the architecture needed to allow the systems to communicate with each other). Future upgrades or changes to the information technology systems would be considered an on-going cost of operating the business, and would not be excluded.

Financial Statements, page F-1

4.	Staff’s comment: Please disclose in the notes to your financial statements the actual date through which subsequent events have been evaluated and state whether such date is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Response:

The Company acknowledges the Staff’s comment and we have added Note 18 on page F-29 of the Registration Statement. We have included the text of Note 18 below for your ease of reference.

“NOTE 18: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date the Combined Financial Statements were issued on February 21, 2023. No subsequent events were identified.”

Exhibits

5.	Staff’s comment: We note you will enter into a data sharing agreement and a royalty sharing agreement with Cummins. Please file these as exhibits to this registration statement.

Response:

The Company acknowledges the Staff’s comment. We note that the data sharing agreement will not be entered into prior to the completion of the offering. These contracts are such as ordinarily accompany the Company's business. One of the counterparties will be a securities holder named in the Registration Statement. However, each of the royalty agreement and the proposed data sharing agreement is immaterial in amount or significance. Accordingly, the Company does not believe that either would meet the threshold for filing as a material contract under Regulation S-K Item 601. The references and discussions of the agreements were included in the Registration Statement simply to provide a full picture of the arrangements between the Company and Cummins post-separation. We have revised our disclosures on page 130 of the Registration Statement. The revised text is included below for your ease of reference.

“The following summaries of each of the agreements listed above are qualified in their entireties by reference to the full text of the applicable agreements which are filed as exhibits to the registration statement (other than the data sharing agreement and royalty sharing agreement, each of which is not material in amount or significance) of which this prospectus forms a part.”

General

6.	Staff’s comment: We note that the structure of this offering involves the transfer of shares from Atmus Filtration to debt-for-equity exchange parties for the purpose of satisfying outstanding indebtedness, followed by the sale of those shares to an underwriter for cash by the debt for-equity parties. Please explain the purpose of structuring the transaction in this manner. Explain why Atmus shares are not being offered directly through an underwriter with the proceeds of such an offering being used to satisfy the Cummins' debt obligations.

Response:

Cummins received a private letter ruling from the IRS substantially to the effect that the separation, debt-for-equity exchange, and split-off will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) and other related provisions of the Internal Revenue Code. Cummins would incur a significant tax cost if the shares of Atmus were offered by Atmus through an underwriter with the proceeds being received by Atmus and then distributed to Cummins. The structure of this offering permits Cummins to monetize its shares of Atmus in a tax-free manner.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Mark Mandel of Baker & McKenzie LLP at (212) 626-4527.

Sincerely,

/s/ Toni Y. Hickey
Toni Y. Hickey
Chief Legal Officer and Corporate Secretary

Via E-mail:

cc:	Mark Mandel
Baker & McKenzie LLP Anthony Fuerst PricewaterhouseCoopers LLP

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